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                          February 23, 2022

       Matt Maisak
       Chief Operating Officer, Roivant Platforms
       Roivant Sciences Ltd.
       Suite 1, 3rd Floor
       11-12 St. James   s Square
       London SW1Y 4LB
       United Kingdom

                                                        Re: Roivant Sciences
Ltd.
                                                            Registration
Statement on Form S-1
                                                            Filed February 17,
2022
                                                            File No. 333-262798

       Dear Dr. Maisak:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephen Byeff, Esq.